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                             June 30, 2022

       Lei Chen
       Chief Financial Officer
       Ebang International Holdings Inc.
       Building 7, No. 5 Nangonghe Road, Linping Street
       Yuhang District, Hangzhou, Zhejiang, 311100
       People's Republic of China

                                                        Re: Ebang International
Holdings Inc.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            File No. 001-39337

       Dear Mr. Chen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Exhibit 12.1 and 12.2 Certifications Pursuant to Section 302 of the Sarbanes Oxley Act, page 1

   1. We note from Item 15B of your Form 10K, that management has evaluated and concluded on the effectiveness of
your internal control over financial reporting as of December 31,
                                                        2021 and you have
included management's report on page 133. In light of the fact that you have included
management's report on ICFR in your filing, we believe that your certifications pursuant
to Section 302 of the Sarbanes Oxley Act should include paragraph
                                                        4(b). In this regard,
paragraph 4(b) should be included to disclose that management has
                                                        "designed such internal
control over financial reporting, or caused such internal control over financial
reporting to be designed under our supervision, to provide reasonable assurance regarding the
reliability of financial reporting and the preparation of financial statements for external
purposes in accordance with generally accepted accounting
                                                        principles." Please
revise accordingly.
 Lei Chen
FirstName  LastNameLei  ChenInc.
Ebang International Holdings
Comapany
June       NameEbang International Holdings Inc.
     30, 2022
June 30,
Page 2 2022 Page 2
FirstName LastName



Item 3. Key Information, page 1

2. At the onset of Item 3, provide a clear description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries and consolidated entities, or to investors, and quantify the amounts where applicable.
Part I, page 1

3.       At the onset of Part I, please revise to disclose prominently the following:
             whether your auditor is subject to the determinations announced by the PCAOB on
             December 16, 2021;
             whether and how the Holding Foreign Companies Accountable Act, the Accelerating
             Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two
             consecutive years instead of three years;
             whether you have been or expect to be identified by the Commission under the
             HFCAA; and
             a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.
4. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
5. At the onset of Part I, clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms
         such as    we    or    our    when describing activities or functions
of a subsidiary or other
         entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
Notes to the Financial Statements
Note 3. Short-term Investments, page F-17

6. We note from your disclosure in Note 2 on page F-10, that short-term investments consist of investments in marketable securities which are accounted for under ASC 321. Please
 Lei Chen
Ebang International Holdings Inc.
June 30, 2022
Page 3
         revise to include the disclosures required by ASC 321-10-50, which include disclosure of the portion of unrealized gains and losses for the period that relates to equity securities still held at the reporting date. Also, we note your disclosure that you hold debt classified investments that are recorded as available for sale securities. Please revise to include the disclosures required by ASC 320-10-50-2.
General

7. As it appears your officers and directors are located in China, please include a
         separate    Enforceability of Civil Liabilities    section which
discloses the difficulty of
         bringing actions and enforcing judgements against these individuals. This section should include disclosures consistent with your Risk Factor disclosure on page 49.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 with any questions.



FirstName LastNameLei Chen                                      Sincerely,
Comapany NameEbang International Holdings Inc.
                                                                Division of
Corporation Finance
June 30, 2022 Page 3                                            Office of
Manufacturing
FirstName LastName